FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

3rd Quarter 2011

  At September 30, 2011, TELMEX supported 12.274 million lines, a decrease of 1.8% compared with the same period of the previous year.

    This total excludes 1.409 million lines which are concentrated in rural communities and could be served by Telmex Social.

    It also excludes 692,000 public telephony lines and 752,000 prepaid lines, which have decreased in the last 12 months by 87,000 and 135,000, respectively.

    Taking these factors into account, there were 15.127 million lines in service at September 30, a decrease of 3.2% compared with the previous year.

  In all the countries in the world, there has been a continuous decrease in penetration of fixed lines. In a market of approximately 19.6 million fixed lines, TELMEX has a market share of 62.5%, or 77.0% if public telephony, prepaid and lines that are going to be served by Telmex Social are included. These market shares are below the average of 85.7% for the 35 most representative countries (Bank of America Merrill Lynch, Global Wireline Matrix 2011).

  In this manner, TELMEX offers telecommunications services in 23 thousand 204 communities nationwide that covers more than 92% of the population. The deployed infrastructure allows us to anticipate and satisfy our customers’ needs in all market segments, becoming a core element in the development of the country.

  TELMEX continues to make the necessary investments to keep us at the forefront of technological development, with the most reliable, efficient and secure state-of-the-art technology network available in the market which offers an integrated proposal of products and services, at attractive prices and world-class quality to our customers.

  Thanks to our customers preference, our high speed Internet access service infinitum at the end of September served 7.8 million broadband accesses, a year-over-year growth of 9.0% compared with 2010, reinforcing that infinitum is the best connection because of its quality, service, price and high speed.

  infinitum’s growth has been supported by the sale of 3.1 million computers since 1999. This growth has been affected by some of the main broadband barriers, the lack of PC penetration in Mexican homes and the lack of applications and content in the country.

  TELMEX drives education and digital culture in the country and has benefited more than 2 million 500 thousand students, teachers and parents in cooperation with institutions and the governments of the 32 Mexican states, through more than 3 thousand 500 Casas, Aulas, (TELMEX Computer Halls) and Bibliotecas Digitales TELMEX (TELMEX Digital Libraries). Additionally, the Instituto Tecnológico de TELMEX en Tecnologías de la Información (Inttelmex IT) continues to train professionals in IT applications at no cost and will launch the technological platform “Académica: Innovación Tecnológica para la Educación Superior” (Technological Innovation for Higher Education), which consists of a research and innovation network for all higher education institutions in Mexico and other Spanish-speaking countries.

  The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of telecommunications networks more than 5 years ago. TELMEX has already met the requirements, but, even so, to date the authorities have not issued the corresponding favorable resolution that allows us to offer TV services. This situation is delaying development of the information society in the country and avoiding opportunities for consumers to enjoy the benefits of convergence and to have a better and bigger offering of services at competitive prices.

  Revenues in the third quarter totaled 27.763 billion pesos, a decrease of 2.9% compared with the same period of 2010, because the increase of 5.4% in data revenues was not enough to offset the decrease of 7.3% in voice services.

  From July to September, adjusted EBITDA (1) totaled 11.254 billion pesos, producing a margin of 40.5%. Operating income totaled 6.721 billion pesos, with a margin of 24.2%.

  Net income in the third quarter totaled 3.591 billion pesos. In the quarter, earnings per share were 19.9 Mexican cents, 2.9% lower than the same period of last year, and earnings per ADR (2) were 32.4 US cents, an increase of 0.6% compared with the third quarter of 2010.

  At the end of September, total debt was the equivalent of 5.314 billion dollars, 1.189 billion dollars less than September 30, 2010. Total net debt (3) was equivalent to 5.199 billion dollars.

  Capital expenditures (Capex) were the equivalent of 251 million dollars in the third quarter. Of this investment, 74.6% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

(1) Adjusted EBITDA: defined as operating income plus depreciation and amortization and other expenses, net. Go to www.telmex.com in the Investor Relations section where you can find the reconciliation of adjusted EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Events

América Móvil S.A.B. de C.V. (América Móvil) Tender Offer for TELMEX Shares

On September 14, 2011, TELMEX announced that its Board of Directors reviewed the terms of the América Móvil Offer and concluded that the Purchase Price proposed in the América Móvil Offer is supported from the financial point of view and, therefore, is fair for the shareholders of TELMEX. In reaching this conclusion, among other factors, the Board took into account the opinion of its Corporate Practices Committee and the financial opinion the Board received from Morgan Stanley & Co. LLC (“Morgan Stanley”).

Additionally, The Board, considering the intention expressed by América Móvil to cancel the registration of the securities of TELMEX in the National Securities Registry of the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores, or "CNBV" ), resolved to approve to call, when appropriate, one or more Shareholders' Meetings, in order for the shareholders of the Company to decide on such cancellation, subject to the requirements set forth in the Mexican Securities Law ( Ley del Mercado de Valores ) and the regulations issued thereunder, as well as, in the future, the delisting of the shares of TELMEX from the stock exchanges on which its securities are quoted.

América Móvil Launches Tender Offer for TELMEX

On October 11, 2011, TELMEX announced that América Móvil commenced its previously announced tender offer for the shares of TELMEX that it does not already own directly or indirectly, offering $10.50 pesos in cash and in Mexican pesos for each TMX Share tendered under the terms that América Móvil disclosed in the launching of the Tender Offer. The América Móvil Offer will expire on November 11, 2011, unless extended.

Operating Results

Lines and local traffic

At September 30, 2011, TELMEX supported 12.274 million lines, a decrease of 1.8% compared with the same period of the previous year.

    This total excludes 1.409 million lines which are concentrated in rural communities and could be served by Telmex Social.

    It also excludes 692,000 public telephony lines and 752,000 prepaid lines, which have decreased in the last 12 months by 87,000 and 135,000, respectively.

    Taking these factors into account, there were 15.127 million lines in service at September 30, a decrease of 3.2% compared with the previous year.

During the third quarter, local calls decreased 8.0% compared with the same period of 2010, totaling 4.504 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators, as well as customers’ changing consumption profiles.

Long distance

In the third quarter, domestic long distance (DLD) traffic decreased 6.2% compared with the same quarter of 2010, totaling 4.366 billion minutes, mainly due to the decrease in termination traffic with other long distance operators and cellular telephony operators.

In the quarter, outgoing international long distance (ILD) traffic increased 8.5% compared with the third quarter of 2010, totaling 407 million minutes. Among factors contributing to this increase was the increase of termination traffic from cellular operators. Incoming international long distance traffic increased 48.6% compared with the third quarter of 2010, totaling 2.636 billion minutes. The incoming-outgoing ratio was 6.5 times.

Interconnection

In the third quarter, interconnection traffic totaled 10.952 billion minutes, 1.2% higher than the same quarter of 2010, due to the 12.6% increase in interconnection traffic with cellular operators partially offset by the 4.8% decrease in traffic related to calling party pays services.

Internet access

Thanks to our customers` preference, our high speed Internet access service infinitum at the end of September served 7.8 million broadband accesses, a year-over-year growth of 9.0% compared with 2010, reinforcing that infinitum is the best connection because of its quality, service, price and high speed.

infinitum’s growth has been supported by the sale of 3.1 million computers since 1999. This growth has been affected by some of the main broadband barriers, the lack of PC penetration in Mexican homes and the lack of applications and content in the country.

Financial Results

The following financial information for 2011 and 2010 is presented in nominal pesos, according to International Financial Reporting Standards (IFRS).

Revenues: In the third quarter, revenues totaled 27.763 billion pesos, a decrease of 2.9% compared with the same period of the previous year. Revenues related to local and interconnection services showed decreases of 5.5% and 21.7%, respectively. Data services increased 5.4% and other revenues 4.0%, among other factors, from Tiendas TELMEX (TELMEX Stores).

  Local: Local service revenues totaled 9.676 billion pesos in the quarter, a decrease of 5.5% compared with the third quarter of 2010, due to decreases of 6.1% in revenue per local billed call and 8.0% in local traffic volume and to the decline in billed lines.

  DLD: DLD revenues totaled 2.990 billion pesos, 2.7% lower than the third quarter of 2010, due, among other factors, to the 6.2% decrease in traffic with cellular operators and other long distance operators, partially offset by the 3.8% increase in average revenue per minute.

  ILD: ILD revenues totaled 1.575 billion pesos in the third quarter, an increase of 8.3% compared with the same quarter of the previous year. Outgoing international long distance minutes totaled 784 million pesos, 6.0% lower than the third quarter of 2010. Contributing factors included the 13.4% decrease in average revenue per minute and the 8.5% increase in outgoing traffic. Incoming international long distance traffic revenues totaled 791 million pesos, a 27.6% increase compared with the third quarter of 2010, due to the increase of 48.6% in incoming traffic and the reduction of 14.1% in average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 21.7% to 2.999 billion pesos compared with the third quarter of 2010, due to the 4.8% decline in calling party pays traffic services and the decrease of 14.0% in average revenue of these services.

  Data: Revenues from data services in the third quarter were 8.888 billion pesos, 5.4% higher compared with the same quarter of 2010. This increase was supported by the increase of 9.0% in Internet access infinitum services and ongoing marketing of value-added services for the corporate market.

Costs and expenses: In the third quarter of 2011, total costs and expenses were 21.042 billion pesos, 2.1% lower than the same period of the previous year, mainly due to a decrease in the reduction in the amount paid to cellular telephony companies and lower charges for uncollectables.

  Cost of sales and services: In the third quarter, cost of sales and services increased 9.0% compared with the same period of 2010, totaling 9.527 billion pesos, due to higher maintenance and operating expenses for our telecommunications services and higher costs related to projects for corporate customers, in particular to a V ideo-Surveillance project.

  Commercial, administrative and general: In the period from July to September 2011, commercial, administrative and general expenses totaled 5.663 billion pesos, 1.2% higher than the same period a year ago, mainly due to higher commissions with third parties.

  Interconnection: Interconnection costs were 1.319 billion pesos, a decrease of 51.0% compared with the third quarter of 2010 due to the 47.0% decrease in the average amount paid to cellular telephony operators for calling party pays services, mostly with related parties and the decrease of 4.8% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 1.7% compared with the third quarter of 2010, to 4.245 billion pesos, as a result of lower amounts of investments in recent years.

Adjusted EBITDA (1) and operating income: Adjusted EBITDA (1) totaled 11.254 billion pesos in the third quarter of 2011, a decrease of 2.8% compared with the same period of the prior year. The adjusted EBITDA margin was 40.5%. Operating income totaled 6.721 billion pesos in the third quarter and the operating margin was 24.2%.

Financing cost: In the third quarter, financing cost produced a charge of 1.240 billion pesos. This was a result of: i) a net interest charge of 1.131 billion pesos, 25.6% lower than the same quarter of last year, related to recognition of the market value of interest rate swaps, and to debt reduction, ii) a net exchange loss of 109 million pesos because of the third-quarter exchange rate depreciation of 1.5828 pesos per dollar and the 2.935 billion dollars in dollar-peso hedges in effect at September 30, 2011.

Net income: In the third quarter, net income was 3.591 billion pesos, 3.8% lower than the same period of the previous year. Earnings per share were 19.9 Mexican cents, 2.9% lower than the third quarter of 2010, and earnings per ADR (2) were 32.4 US cents, an increase of 0.6% compared with the same period of the previous year.

Investments: In the third quarter of 2011, capital expenditures (Capex) were the equivalent of 251 million dollars, of which 74.6% was used for growth and infrastructure projects in the data business, connectivity and transmission networks. Total investment in the nine months was 586 million dollars.

Repurchase of own shares: During the third quarter, the company used 19.043 million pesos to repurchase 2 million shares of its own shares.

Debt: Total debt at September 30, 2011, was the equivalent of 5.314 billion dollars, 1.189 billion dollars less than the amount registered in 2010. Of this total, 73.3% is long-term, 51.8% has fixed rates taking interest rate swaps into consideration, and 57.9% is in foreign currency, equivalent to 3.075 billion dollars. To minimize risks from variations in the exchange rate, at September 30, 2011, we had dollar-peso hedges for 2.935 billion dollars.

Total net debt (3) was equivalent of 5.199 billion dollars at the end of the quarter, a decrease of 340 million dollars compared with the third quarter of 2010.

Relevant Figures

( In millions of Mexican pesos, unless otherwise indicated)
					%					%
		3Q2011		3Q2010	Inc.		9 months 11		9 months 10	Inc.

Revenues	P.	27,763	P.	28,602	(2.9)	P.	82,923	P.	85,604	(3.1)
EBITDA adjusted (1)		11,254		11,573	(2.8)		33,675		35,096	(4.0)
EBITDA margin adjusted (%)		40.5		40.5	0.0		40.6		41.0	(0.4)
Operating income		6,721		7,101	(5.4)		19,648		21,290	(7.7)
Operating margin (%)		24.2		24.8	(0.6)		23.7		24.9	(1.2)
Net income attributable to controlling interest		3,591		3,733	(3.8)		10,497		11,822	(11.2)
Earnings per share (pesos)		0.199		0.205	(2.9)		0.581		0.650	(10.6)
Earnings per ADR (dollars) (2)		0.324		0.322	0.6		0.965		1.020	(5.4)
Weighted average of outstanding shares (millions)		18,067		18,191	(0.7)		18,067		18,191	(0.7)
Equivalent ADR (millions) (2)		903		910	(0.7)		903		910	(0.7)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the conciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.
(3) Net debt is defined as total debt less cash and cash equivalents.

Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2011		3Q2010	Inc.		9 months 11		9 months 10	Inc.
Revenues
Local	P.	9,676	P.	10,243	(5.5)	P.	29,121	P.	30,995	(6.0)
Domestic long distance		2,990		3,073	(2.7)		9,045		9,276	(2.5)
International long distance		1,575		1,454	8.3		4,417		4,287	3.0
Interconnection		2,999		3,831	(21.7)		9,208		11,400	(19.2)
Data		8,888		8,429	5.4		26,184		24,715	5.9
Other		1,635		1,572	4.0		4,948		4,931	0.3
Total		27,763		28,602	(2.9)		82,923		85,604	(3.1)

Costs and Expenses
Cost of sales and services		9,527		8,744	9.0		27,234		26,047	4.6
Commercial, administrative and general		5,663		5,595	1.2		16,810		16,491	1.9
Interconnection		1,319		2,690	(51.0)		5,204		7,970	(34.7)
Depreciation and amortization		4,245		4,318	(1.7)		12,710		13,098	(3.0)
Other expenses, net		288		154	87.0		1,317		708	86.0
Total		21,042		21,501	(2.1)		63,275		64,314	(1.6)

Operating income		6,721		7,101	(5.4)		19,648		21,290	(7.7)

Financing cost
Interest, net		1,131		1,520	(25.6)		3,628		4,316	(15.9)
Exchange loss (gain), net		109		(22)	NA		67		(408)	NA

Total		1,240		1,498	(17.2)		3,695		3,908	(5.5)

Equity interest in net income of affiliates		33		74	(55.4)		72		149	(51.7)

Income before income tax		5,514		5,677	(2.9)		16,025		17,531	(8.6)

Income tax		1,919		1,965	(2.3)		5,511		5,729	(3.8)

Net income		3,595		3,712	(3.2)		10,514		11,802	(10.9)

Noncontrolling interest		(4)		21	NA		(17)		20	NA

Net income attributable to controlling interest	P.	3,591	P.	3,733	(3.8)	P.	10,497	P.	11,822	(11.2)

EBITDA adjusted (1)	P.	11,254	P.	11,573	(2.8)	P.	33,675	P.	35,096	(4.0)

EBITDA margin adjusted (%)		40.5		40.5	0.0		40.6		41.0	(0.4)
Operating margin (%)		24.2		24.8	(0.6)		23.7		24.9	(1.2)

Exchange rate at September 30, 2011: 13.4217 pesos per dollar.
NA not applicable.

Statements of Financial Position
[ In millions of Mexican pesos ]
		September 30,		September 30,
		2011		2010
Assets
Cash and cash equivalents	P.	1,540	P.	12,049
Other current assets		38,491		35,908
Plant, property and equipment, net		95,425		99,931
Other assets		3,646		4,069
Net projected asset		21,058		14,609
Total assets	P.	160,160	P.	166,566

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	19,076	P.	5,789
Other short-term liabilities		23,512		24,138
Long-term debt		52,251		75,500
Labor obligations		15,873		14,922
Deferred revenues		1,226		621

Total liabilities		111,938		120,970
Stockholders' equity
Controlling interest		47,896		45,293
Noncontrolling interest		326		303
Total stockholders’ equity		48,222		45,596
Total liabilities and stockholders’ equity	P.	160,160	P.	166,566

Exchange rate at September 30, 2011: 13.4217 pesos per dollar.

Operating Results
						% Inc. vs.
	3Q 2011	2Q 2011	1Q 2011	4Q 2010	3Q 2010	3Q 2010

Internet (thousands)	7,892	7,755	7,652	7,449	7,272	8.5
Prodigy (Dial-up)	69	75	84	90	98	(29.6)
infinitum (ADSL)	7,823	7,680	7,568	7,359	7,174	9.0

Billed lines (thousand units)	15,127	15,254	15,562	15,591	15,622	(3.2)

Local traffic (million units)
Local calls	4,504	4,436	4,533	4,675	4,894	(8.0)
Interconnection minutes (A) (B)	10,952	10,951	10,433	10,554	10,819	1.2

Long distance traffic (million minutes)
Domestic long distance (A)	4,366	4,357	4,334	4,446	4,656	(6.2)
International long distance
(incoming and outgoing) (B)	3,044	2,665	2,492	2,384	2,150	41.6

(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the third quarter of 2011 and 2010.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2011		3Q2010	Inc.		9 months 11		9 months 10	Inc.
Revenues
Access, rent and measured service	P.	9,603	P.	10,168	(5.6)	P.	28,909	P.	30,757	(6.0)
LADA interconnection		1,229		1,213	1.3		3,463		3,568	(2.9)
Interconnection with operators		131		363	(63.9)		737		1,151	(36.0)
Interconnection with cellular operators		2,118		2,595	(18.4)		6,330		7,596	(16.7)
Other		3,820		3,696	3.4		11,540		11,444	0.8
Total		16,901		18,035	(6.3)		50,979		54,516	(6.5)

Costs and expenses
Cost of sales and services		6,399		5,955	7.5		19,070		17,973	6.1
Commercial, administrative and general		4,008		4,296	(6.7)		12,734		13,211	(3.6)
Interconnection		612		1,649	(62.9)		2,820		4,881	(42.2)
Depreciation and amortization		2,294		2,296	(0.1)		6,910		7,024	(1.6)
Other expenses, net		208		26	*		922		503	83.3
Total		13,521		14,222	(4.9)		42,456		43,592	(2.6)

Operating income	P.	3,380	P.	3,813	(11.4)	P.	8,523	P.	10,924	(22.0)

Adjusted EBITDA (1)	P.	5,882	P.	6,135	(4.1)	P.	16,355	P.	18,451	(11.4)

Adjusted EBITDA margin (%)		34.8		34.0	0.8		32.1		33.8	(1.7)
Operating margin (%)		20.0		21.1	(1.1)		16.7		20.0	(3.3)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2011		3Q2010	Inc.		9 months 11		9 months 10	Inc.
Revenues
Domestic long distance	P.	3,460	P.	3,673	(5.8)	P.	10,516	P.	11,014	(4.5)
International long distance		1,598		1,354	18.0		4,331		4,138	4.7
Total		5,058		5,027	0.6		14,847		15,152	(2.0)

Costs and expenses
Cost of sales and services		1,245		1,108	12.4		3,537		3,370	5.0
Commercial, administrative and general		1,261		1,248	1.0		3,770		3,766	0.1
Interconnection to the local network		1,605		1,831	(12.3)		4,910		5,436	(9.7)
Depreciation and amortization		408		418	(2.4)		1,205		1,277	(5.6)
Other expenses, net		30		7	*		127		71	78.9
Total		4,549		4,612	(1.4)		13,549		13,920	(2.7)

Operating income	P.	509	P.	415	22.7	P.	1,298	P.	1,232	5.4

Adjusted EBITDA (1)	P.	947	P.	840	12.7	P.	2,630	P.	2,580	1.9

Adjusted EBITDA margin (%)		18.7		16.7	2.0		17.7		17.0	0.7
Operating margin (%)		10.1		8.3	1.8		8.7		8.1	0.6

(*) Higher than 300%

Statement of Cash Flows
[ In millions of Mexican pesos )
		Nine months
		ended
		September 30, 2011

Operating activities

Income before income tax:	P.	16,025

Depreciation and amortization		12,710
Accrued interest expense		3,918
Other items not requiring the use of cash		5,512
Total		38,165

Cash flows used in operating activities		(17,392)
Net cash flows provided by operating activities		20,773

Investing activities
Acquisition of plant, property and equipment		(9,395)
Other investments		(4)
Net cash flows used in investing activities		(9,399)

Cash surplus to be applied to financing activities		11,374

Financing activities
New loans		7,835
Repayment of loans		(14,383)
Premium in acquisition of senior bonds		(339)
Acquisition of own shares		(1,359)
Dividends paid		(7,073)
Interest paid		(2,272)
Derivative financial instruments		264
Net cash flows used in financing activities		(17,327)

Net decrease in cash and cash equivalents		(5,953)
Cash and cash equivalents at beginning of period		7,493
Cash and cash equivalents at end of period	P.	1,540

Relevant Figures Telmex Social
	3rd. Quarter 2011

	Telmex Social	Rest of Operations	Total

Communities	10,451	12,753	23,204
Territory (%)	36.1%	63.9%	100.0%
Inhabitants (millions)	22	90	112

Billed lines (millions)	1.41	13.72	15.13

Source: Census 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Press Release: TELMEX Highlights Third Quarter 2011, October 26, 2011